UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

FORM 11-K

_____________

[X]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended: December 31, 2005

[ ]         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _____________ to _____________

Commission File Number: 000-25597

WESTERN SIERRA BANCORP 401(k) STOCK OWNERSHIP PLAN
 (Full title of the Plan)

UMPQUA HOLDINGS CORPORATION
 (Name of the issuer of the securities held pursuant to the Plan)

Umpqua Bank Plaza
One SW Columbia Street, Suite 1200
Portland, OR 97258
(address of principal executive office of the issuer)

REQUIRED INFORMATION

1.	Not Applicable
2.	Not Applicable
3.	Not Applicable
4.	The Western Sierra Bancorp 401(k) Stock Ownership Plan, assumed by Umpqua Holdings Corporation with the merger of Western Sierra Bancorp with and into Umpqua Holdings Corporation (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2005, prepared in accordance with the financial reporting requirements of ERISA.

WESTERN SIERRA BANCORP

401(k) STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND

FOR THE YEARS THEN ENDED

AND

SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2005

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits as of
December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4-11

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
(Held at End of Year) as of December 31, 2005	12

All other schedules required by Section 2520.103 -10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of
Western Sierra Bancorp
401(k) Stock Ownership Plan

    We have audited the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits of the Western Sierra Bancorp 401(k) Stock Ownership Plan as of and for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the Auditing Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Western Sierra Bancorp 401(k) Stock Ownership Plan as of and for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United Stated of America.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

                                                                                                                /s/ Perry-Smith LLP

Sacramento, California
April 21, 2006

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

	2005	2004

ASSETS
Investments:
Participant directed:
Investments at contract value (Notes 3 and 4)	$5,119	$4,978
Investments at fair value (Note 4)	7,319,658	5,924,684
Non-participant directed:
Investments at fair value (Note 4)	2,139,776	1,773,249

Total investments	9,464,553	7,702,911

Receivables:
Employer contributions	496,317	499,249
Participant contributions	800	910

Total receivables	497,117	500,159

Total assets	9,961,670	8,203,070

LIABILITIES
Excess contributions payable	27,731	-

Net assets available for benefits	$9,933,939	$8,203,070

The accompanying notes are an integral
part of these financial statements.

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2005 and 2004

	2005	2004

ADDITIONS
Investment income (Note 4):
Net appreciation in fair value of participant
directed investments	$380,555	$681,315
Net (depreciation) appreciation in fair value of
non-participant directed investments	(39,993)	299,358
Interest and dividends	6,113	4,136

Total investment income	346,675	984,809

Contributions:
Participant	1,134,983	1,050,807
Employer	496,317	499,249
Rollover	91,979	69,231

Total contributions	1,723,279	1,619,287

Total additions	2,069,954	2,604,096

DEDUCTIONS
Benefits paid to participants	338,742	236,676
Administrative expenses	343	342

Total deductions	339,085	237,018

Net increase before transfer from other plans	1,730,869	2,367,078
Transfer in from other plans		440,903

Net increase after transfer from other plans	1,730,869	2,807,981
Net assets available for benefits:
Beginning of year	8,203,070	5,395,089

End of year	$9,933,939	$8,203,070

The accompanying notes are an integral
part of these financial statements.

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF PLAN

The following description of the Western Sierra Bancorp 401(k) Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or Plan Document for a more complete description of the Plan's provisions.

          General

Western Sierra Bancorp, the Plan Sponsor, established the Plan effective January 1, 1990. The Plan is a defined contribution plan covering all eligible employees of Western Sierra Bancorp and subsidiaries (the "Company"). The Board of Trustees of the Plan is responsible for administration and management of the Plan. All investments in the Plan are participant directed, except for the employer matching contribution and any other discretionary contributions which are in the form of Company common stock and are non-participant directed. Hartford Life Insurance Company serves as Custodian for the Plan. Polycomp Administrative Services, Inc. serves as third party administrator of the Plan. The Plan is intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The transfer in from other plans represents amounts resulting from the 2004 merger with Auburn Community Bank.

Eligibility

Under the Plan, all employees of the Company who are 21 years old and complete six months of service and at least 500 hours, are eligible to participate in the Plan on the earlier of January 1, April 1, July 1 or October 1 following their six-month anniversary.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. All discretionary and matching employer contributions vest over a 5 year period at the rate of 20% per year starting at the completion of the second year of continuous service and are 100% vested after completion of six years of service. In case of retirement, disability or death, the participant becomes 100% vested.

Contributions

Each year, participants may make salary deferral contributions in any percentage of their pretax annual compensation, as defined in the Plan, subject to certain IRC limitations. The Company can make discretionary matching contributions and other discretionary contributions to the Plan, as determined each year by the Company's Board of Directors. Participants may also contribute amounts representing distributions from other qualified plans.

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

1.       DESCRIPTION OF PLAN (Continued)

          Contributions (Continued)

During 2005, the Company made a discretionary matching contribution equal to 70% of the first 4% of base compensation that the participant contributed to the Plan. No additional discretionary contribution was made to the Plan. During 2004, the Company made a discretionary matching and an additional discretionary contribution equal to 70% and 30%, respectively, of the first 4% of base compensation that the participant contributed to the Plan. Company contributions are made in Company stock and are subject to certain IRC limitations.

          Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, allocation of the Company's matching and discretionary contributions, allocations of forfeitures and Plan earnings, and charged with withdrawals, allocations of Plan losses and administrative expenses. Allocations are based on participant earnings, as defined.

Employer matching contributions are allocated to participants who are employed on the last day of the Plan year, to the extent approved by the Company's Board of Directors.

Employer discretionary contributions are allocated to the account of each participant in ratio of the participant's eligible compensation to the total eligible compensation for all Plan participants. Compensation for the purposes of the contribution allocation includes employer contributions to the Company’s Employee Stock Ownership Plan.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          Participant's Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment options, including the vested portion of non-participant directed investments at the beginning of each quarter through the Plan Administrator.

          Participant Loans

Participants may borrow up to 50% of their vested accounts in the form of a loan with a minimum amount of $1,000 and maximum amount of $50,000. Loans are secured by the balance in the participant's account and bear interest at rates that range from 4.33 percent to 7.25 percent, which are commensurate with local prevailing rates at the time the funds are borrowed. Loan terms range from one to five years, or longer for the purchase of a primary residence. Principal and interest are paid ratably through payroll deductions.

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

1.        DESCRIPTION OF PLAN (Continued)

          Payment of Benefits

On termination of service due to death, disability or retirement, a participant shall receive a distribution equal to the value of the participant's vested interest in his or her account in one of the following forms: (a) an installment distribution consisting of approximately equal annual or more frequent installments over a designated term, or (b) a cash-out for vested accrued benefits of $1,000 or less. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or rolled over into an eligible retirement plan. Participants may also receive in-service distributions on account of hardship. As of December 31, 2005 and 2004, there were no benefits payable to participants that have elected to withdraw from the Plan but have not yet been paid.

Benefits may be distributed in the form of qualifying Company securities or cash. However, participants have the right to request that their benefits be distributed in the form of qualifying Company securities.

          Forfeitures

Matching and discretionary forfeitures from the nonvested portion of terminated employees' account balances are allocated to remaining participants in the same manner as described above. Forfeitures totaled $24,027 and $7,271 at December 31, 2005 and 2004, respectively.

          Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. See Note 8.

          Administrative Expenses

The Company provides bookkeeping and other administrative services for the Plan at no charge. Broker costs and transfer taxes are paid by the Plan.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including the common stock of the Plan Sponsor and pooled separate accounts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

          Concentrations of Investments

Included in investments at December 31, 2005 and 2004 are shares of the Sponsor's common stock amounting to $3,957,864 and $3,379,293, respectively. The Sponsor's stock represents 42% and 44% of total investments at December 31, 2005 and 2004, respectively. A significant decline in the market value of the Sponsor's stock would have a materially adverse effect on the Plan's net assets available for benefits.

          Investment Valuation and Income Recognition

The Plan's investments in common stock of the Company and pooled separate accounts are stated at fair value except for the guaranteed investment contract which is stated at contract value. Quoted market prices as of the last business day of the Plan year are used to value the investments. Participant loans are valued at their outstanding loan balances.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

          Payment of Benefits

Benefits are recorded when paid.

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Impact of New Financial Accounting Standards

          Accounting Changes and Error Corrections

On June 7, 2005, the Financial Accounting Standards Board (the "FASB") issued Statement No. 154 (FAS 154), Accounting Changes and Error Corrections - a replacement of Accounting Principles Board (APB) Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. Under the provisions of FAS 154, voluntary changes in accounting principles are applied retrospectively to prior periods' financial statements unless it would be impractical to do so. FAS 154 supersedes APB Opinion No. 20, which required that most voluntary changes in accounting principles be recognized by including in the current period's net income the cumulative effect of the change. FAS 154 also makes a distinction between "retrospective application" of a change in accounting principle and the "restatement" of financial statements to reflect the correction of an error. The provisions of FAS 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005. Management of the Plan does not expect the adoption of this standard to have a material impact on its financial position or results of operations.

          Investment Contracts

On December 29, 2005, the FASB issued FASB Staff Position (FSP) AAG-INV-1 and AICPA Statement of Position (SOP) 94-1-1, Reporting Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. Under the provisions of the FSP, guidance is provided for the financial statement presentation and disclosure of fully benefit-responsive investment contracts. This FSP also amends AICPA SOP 94-4 with respect to the definition of "fully benefit-responsive" and the presentation and disclosure of fully benefit-responsive investment contracts. The provisions of this FSP are effective as of the last day of the annual period ending after December 15, 2006. Management of the Plan does not expect the adoption of this standard to have a material impact on the financial position of the Plan.

3.        INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Suspense Rider Account provides a guarantee of investment principal and interest and is stated at the contract value. Contract value represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit of the contract issues or otherwise. The Fund provides a twelve-month declared rate, with an underlying guaranteed rate until maturity. The declared interest rate was 3% on December 31, 2005 and 2004.

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

4.       INVESTMENTS

The following table presents the fair value of the Plan's investments, except for the  Suspense Rider account (Note 3) which is included at contract value of $5,119 and  $4,978 at December 31, 2005 and 2004, respectively.  Investments in the Plan that  represent more than 5% of net assets are separately identified.

	December 31,

	2005	2004

Participant directed:
Western Sierra Bancorp Stock	$1,818,088	$1,606,044
Hartford Capital Appreciation HLS	1,311,030	1,014,567
Hartford Midcap HLS	915,600	744,432
Other investments	3,280,059	2,564,619

	7,324,777	5,929,662

Non-participant directed:
Western Sierra Bancorp stock	2,139,776	1,773,249

Total investments	$9,464,553	$7,702,911

The nonvested employer match portion of the investment in Western Sierra Bancorp stock is a non-participant directed investment.

The Plan had net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the years ended December 31, 2005 and 2004 as follows:

	2005	2004

Participant directed:
Pooled separate accounts	$459,126	$404,985
Common stock of Plan Sponsor	(78,571)	276,330

Net appreciation	380,555	681,315

Non-participant directed:
Common stock of Plan Sponsor	(39,993)	299,358

Net appreciation	$340,562	$980,673

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 17, 1997 that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan’s management and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of pooled separate accounts managed by Hartford Life Insurance Company. Hartford Life Insurance Company is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 to Form 5500:

2005

Net assets available for benefits per the
financial statements	$9,933,939
Excess contributions refundable to participants	27,731

Net assets available for benefits per Form 5500	$9,961,670

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005 to Form 5500:

2005

Benefits paid to participants per the financial
statements	$338,742
Less: Excess contributions refundable to
participants	(27,731)

Benefits paid per Form 5500	$311,011

Excess contributions refundable to participants are not included in the Form 5500.

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

8.       SUBSEQUENT EVENT

On February 7, 2006, Western Sierra Bancorp, the Plan Sponsor, entered into an Agreement and Plan of Reorganization with Umpqua Holdings, whereby Western Sierra Bancorp will merge with and into Umpqua Holdings, with Umpqua Holdings as the surviving corporation. The merger will become effective June 2, 2006. It is the intent of Umpqua Holdings to allow employees of the Company to continue making salary deferral contributions to the Plan until January 1, 2007, at which time the Plan will be merged into Umpqua's existing plan.

SUPPLEMENTAL SCHEDULE

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

EMPLOYER IDENTIFICATION NUMBER: 94-2819391
PLAN NUMBER: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

			(c)
		(b)	Description of Investment,
		Identity of Issuer,	Including Maturity Date,		(e)
		Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
	(a)	or Similar Party	Par or Maturity Value	Cost	Value

		Hartford Life Insurance Company

	*	Hartford Capital Appreciation HLS	Pooled Separate Account	**	$1,311,030
	*	Hartford Midcap HLS	Pooled Separate Account	**	915,600
	*	Hartford Dividend & Growth HLS	Pooled Separate Account	**	400,350
	*	Hartford Money Market HLS	Pooled Separate Account	**	330,985
	*	Hartford Global Leaders HLS	Pooled Separate Account	**	321,078
	*	Hartford Small Company HLS	Pooled Separate Account	**	280,807
	*	Hartford Stock HLS	Pooled Separate Account	**	269,207
	*	Hartford Mortgage Securities HLS	Pooled Separate Account	**	247,327
	*	Hartford International Opps HLS	Pooled Separate Account	**	236,559
	*	Hartford Index HLS	Pooled Separate Account	**	226,776
	*	Hartford Bond HLS	Pooled Separate Account	**	214,956
	*	Hartford Disciplined Equities HLS	Pooled Separate Account	**	211,624
	*	Hartford Advisers HLS	Pooled Separate Account	**	185,993
	*	Hartford High Yield HLS	Pooled Separate Account	**	165,435
	*	Hartford Global Advisers HLS	Pooled Separate Account	**	59,113

	*	Western Sierra Bancorp Stock –
		participant directed	Stock – 49,961 shares	**	1,818,088
	*	Western Sierra Bancorp Stock –
		non-participant directed	Stock – 58,801 shares	$2,203,876	2,139,776

	*	Suspense Rider Account	Guaranteed Investment Contract	**	5,119

	*	Participant Loans	Interest rates ranging from
			4.33% to 7.25%	**	124,730

					$9,464,553

*	Party-in-interest to the Plan.
**	Cost information is not required.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2006	Western Sierra Bancorp 401(k) Stock Ownership Plan

By: /s/ Frances Dodson Frances Dodson, Plan Administrator

EXHIBIT INDEX
Exhibit	Description
23	Consent of Independent Registered Public Accounting Firm